SILVERMAN SHIN & BYRNE PLLC Wall Street Plaza 22nd Floor 88 Pine Street NEW YORK, NY 10005 212.779.8600 Facsimile: 212.779.8858 __________	New Jersey 19 Engle Street Tenafly, NJ 07670 (201) 567-4969

September 23, 2019

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	AIM ImmunoTech Inc. (the “Company”)
Registration Statement on Form S-1
(SEC filing No. 333-233657)

Dear Sir or Madam:

On behalf of the Company we file herewith Amendment No. 1 to the above referenced registration statement on Form S-1.

Also filed herewith please find acceleration requests from the Company and the underwriter requesting that the effective date of the above-referenced Registration Statement be accelerated so that it will become effective at 5:30 p.m. Eastern Time on September 24, 2019, or as soon thereafter as practicable.

Please direct any questions or comments to the undersigned, Richard Feiner, Esq., 646 822-1170 (rfeiner@silverfirm.com).

Very truly yours,

/s/ Richard Feiner
Richard Feiner

cc: AIM ImmunoTech Inc.